Exhibit 12.1

ADOLOR CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2009	2008	2007	2006	2005	2010
	(in thousands)
Computation of Earnings:
Loss from continuing operations	$(47,914)	$(30,122)	$(48,443)	$(69,738)	$(56,797)	$(9,600)
Adjustments to earnings:
Fixed charges (as computed below)	347	345	343	342	338	88
Earnings as adjusted	(47,567)	(29,777)	(48,100)	(69,396)	(56,459)	(9,512)

Computation of Fixed Charges:
Portion of rental expense which is representative of interest	347	345	343	342	338	88
Total fixed charges	347	345	343	342	338	88

Deficiency of earnings to cover fixed charges	$(47,914)	$(30,122)	$(48,443)	$(69,738)	$(56,797)	$(9,600)